UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2009 FINANCIAL RESULTS

Fourth Quarter 2009:
•	Revenue: $272.1 million, representing a 25 percent increase year over year

•	Non-GAAP Operating Income: $152.7 million, representing 56 percent of revenues

•	Non-GAAP EPS: $0.61, representing a 22 percent increase year over year

•	Deferred Revenues: $425.3 million, representing a 29 percent increase year over year

•	Cash Flow from Operations: $138.1 million, representing a 54 percent increase year over year

Fiscal Year 2009:
•	Revenue: $924.4 million, representing a 14 percent increase year over year

•	Non-GAAP Operating Income: $505.7 million, representing 55 percent of revenues

•	Non-GAAP EPS: $2.05, representing a 15 percent increase year over year

•	Cash Flow from Operations: $548.7 million, representing a 28 percent increase year over year year

REDWOOD CITY, Calif., -- January 28, 2010 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and fiscal year ending December 31, 2009.

“I am very pleased that we were able to deliver an all-time record fourth quarter and fiscal year 2009 results, which exceeded the high-end of our projections in both revenues and earnings per share,” said Gil Shwed, chairman and chief executive officer at Check Point. “Our product sales have shown the highest sequential growth recorded in our history this quarter. This growth came from all product lines and across all regions.”

Financial Highlights for the Fourth Quarter Ended December 31, 2009:
•	Total Revenues: $272.1 million, an increase of 25 percent compared to $217.6 million in the fourth quarter of 2008.
•
GAAP Operating Income: $130.6 million, an increase of 26 percent compared to $103.7 million in the fourth quarter of 2008. The GAAP operating income in the fourth quarter of 2009 included additional amortization of intangible assets in the amount of $4.9 million related to the acquisition of the Nokia security appliance business, which was completed during the second quarter of 2009.

•
Non-GAAP Operating Income: $152.7 million, an increase of 27 percent compared to $120.7 million in the fourth quarter of 2008. Non-GAAP operating margin was 56 percent, compared to 55 percent in the fourth quarter of 2008.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $109.5 million, an increase of 27 percent compared to $86.5 million in the fourth quarter of 2008. GAAP earnings per diluted share were $0.51, an increase of 24 percent compared to $0.41 in the fourth quarter of 2008. GAAP net income in the fourth quarter of 2009 included additional amortization of intangible assets in the amount of $4.9 million (which represented $0.02 in GAAP earnings per diluted share) related to the acquisition of the Nokia security appliance business in 2009. Net of taxes, these charges totaled $4.5 million ($0.02 per diluted share).

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $129.5 million, an increase of 23 percent compared to $105.6 million in the fourth quarter of 2008, and non-GAAP EPS was $0.61, an increase of 22 percent compared to $0.50 in the fourth quarter of 2008.

•	Deferred Revenues: As of December 31, 2009, we had deferred revenue of $425.3 million, an increase of 29 percent compared to $330.8 as of Decemeber 31, 2008.
•	Cash Flow: Cash flow from operations was $138.1 million, an increase of 54 percent compared to $89.4 million in the fourth quarter of 2008.
•
Share Repurchase Program: During the fourth quarter of 2009, we repurchased 1.5 million shares at a total cost of $50 million.There is approximately $31.4 million remaining of the $400 million authorized in 2008 under Check Point’s share repurchase program. The company also expanded the share buyback program enabling the purchase of up to $250 million for the year.

Financial Highlights for the Year Ended December 31, 2009:
•	Total Revenues: $924.4 million, an increase of 14 percent compared to $808.5 million in 2008.
•
GAAP Operating Income: $415.0 million, an increase of 16 percent compared to $356.5 million in 2008. The GAAP operating income in 2009 included additional amortization of intangible assets in the amount of $14.8 million related to the acquisition of the Nokia security appliance business in 2009.

•	Non-GAAP Operating Income: $505.7 million, an increase of 19 percent compared to $425.8 million in 2008. Non-GAAP operating margin was 55 percent, compared to 53 percent in the 2008.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $357.5 million, an increase of 10 percent compared to $324.0 million in 2008. GAAP earnings per diluted share were $1.68, an increase of 12 percent compared to $1.50 in 2008. GAAP net income in 2009 included additional amortization of intangible assets in the amount of $14.8 million (which represented $0.07 in GAAP earnings per diluted share) related to the acquisition of the Nokia security appliance business in 2009. Net of taxes, these charges totaled $12.6 million ($0.06 per diluted share).

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $435.3 million, an increase of 13 percent compared to $386.0 million in 2008, and non-GAAP EPS was $2.05, an increase of 15 percent compared to $1.78 in 2008.

•	Cash Flow: Cash flow from operations was $548.7 million, an increase of 28 percent, compared to $429.9 million in 2008.
•	Cash and Investments Balance: $1,847 million as of December 31, 2009 compared to $1,444 million in 2008.
•	Share Repurchase Program: During 2009, we repurchased 7.8 million shares at a total cost of $202.3 million.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

“We generated revenue growth across all geographies. The Asia Pacific region was particulary strong, delivering over 40 percent year over year growth. Our non-GAAP operating margins expanded to 55 percent for 2009 from 53 percent in 2008, as a result of increasing revenues and the realization of synergies from the acquisition of the Nokia security appliance business,” Added Shwed.

In addition, today we are announcing an expansion of our share buy back program. The Check Point Board of Directors has authorized the repurchase of up to an additional $250 million for the year of our outstanding ordinary shares in the open market or through privately negotiated transactions. Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Securities and Exchange Commission. For a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934. The repurchase program has no time limit, does not require Check Point to acquire a specific number of shares and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital. As of December 31, 2009, Check Point has approximately 209 million ordinary shares of outstanding stock.  Since its initial share repurchase program announced in October 2003, Check Point has purchased approximately 73.6 million shares for a total of approximately $1.57 billion.

Business Highlights
During 2009, we introduced new and innovative security products and technologies including:
•	Our revolutionary Software Blade architecture provides customers with an integrated flexible security platform with over 30 software blades available to address their security needs.
•	The latest endpoint product innovations WebCheck and OneCheck technologies provide our customers with secure web browsing and single lock/unlock mechanism to multiple security subsystems.
•	New appliance products introduced during the year included:
m	UTM-1 130 entry-level appliance for branch offices and small businesses
m	High End Power-1 11000 appliances delivering up to 25Gbps throughput and 15Gbps of IPS performance
m	SMART-1 Management Appliances – for managing a security infrastructure of any size
m	IP Series appliance line which was acquired from Nokia and introduced bundled with Check Point’s Software Blade architecture
•	Acquired technology from FaceTime to detect and provide security for over 4,500 internet applications and 50,000 web 2.0 widgets.

Concluded Shwed, “I’m very proud of the record results we achieved this year – generated  across our key metrics while continuing to invest and advance our security industry leadership. This was a great finish to the decade that we closed by exceeding our projections and delivering the best results to date. I’d like to thank our loyal customers, partners and employees for their contribution.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 28, 2010 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at: http://www.checkpoint.com/ir. A replay of the conference call will be available through February 4, 2010 at the company's website http://www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 341795.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), a worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customer’s uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

###

©2010 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring-related charges, other than temporary impairment of marketable securities, net, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to, statements related to our plans to further increase the breadth of our security solutions portfolio, and to continue delivering products based on our unified security architecture; our expectations regarding our products and services; our expectation that we will continue to innovate and deliver products to address our customers’ security requirements – at every size of organization worldwide; and our expectations regarding our share repurchase program. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point's current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s development and delivery of its security products; general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including hostilities or acts of terrorism in Israel where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products, such as Check Point's; factors affecting third parties with which Check Point has formed business alliances; the timely availability and customer acceptance of Check Point's new and existing products; the timing and amount of our share repurchases, if any; and the economic environment in which Check Point operates. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point's Annual Report on Form 20-F for the year ending December 31, 2008, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update these forward-looking statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$120,205	$94,040	$361,633	$338,317
Software updates, maintenance and services	151,917	123,527	562,784	470,173
Total revenues	272,122	217,567	924,417	808,490

Operating expenses:
Cost of products and licenses	23,060	11,889	68,121	40,842
Cost of software updates, maintenance and services	10,289	6,421	36,925	27,213
Amortization of technology	7,723	5,800	28,224	24,554
Total cost of revenues	41,072	24,110	133,270	92,609

Research and development	24,062	21,867	89,743	91,629
Selling and marketing	60,487	53,395	220,877	214,439
General and administrative	15,920	14,448	56,409	53,313
Restructuring and other acquisition related costs	-	-	9,101	-
Total operating expenses	141,541	113,820	509,400	451,990

Operating income	130,581	103,747	415,017	356,500
Financial income, net	7,690	10,525	32,058	40,876
Other than temporary Impairment, net*	(1,277)	(8,933)	(1,277)	(11,221)
Income before income taxes	136,994	105,339	445,798	386,155
Taxes on income	27,458	18,865	88,275	62,189
Net income	$109,536	$86,474	$357,523	$323,966
Earnings per share (basic)	$0.52	$0.41	$1.71	$1.51
Number of shares used in computing earnings per share (basic)	209,093	211,731	209,371	214,361
Earnings per share (diluted)	$0.51	$0.41	$1.68	$1.50
Number of shares used in computing earnings per share (diluted)	213,469	212,874	212,208	216,668

* Year ended December 31, 2009 and the three months ended December 31, 2009 include a net non-cash write down of $ 1.3 million related to our marketable securities in accordance with ASC 320 (formerly SFAS 115). Year ended December 31, 2008 and the three months ended December 31, 2008 include a non cash write down of $ 11.2 million and $8.9 million respectively, of our marketable securities in accordance with ASC 320 (formerly SFAS 115).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$130,581	$103,747	$415,017	$356,500
Stock-based compensation (1)	8,138	8,014	30,907	32,327
Amortization of intangible assets (2)	14,006	8,893	50,653	36,982
Restructuring and other acquisition related costs (3)	-	-	9,101	-
Non-GAAP operating income	$152,725	$120,654	$505,678	$425,809

GAAP net income	$109,536	$86,474	$357,523	$323,966
Stock-based compensation (1)	8,138	8,014	30,907	32,327
Amortization of intangible assets (2)	14,006	8,893	50,653	36,982
Restructuring and other acquisition related costs (3)	-	-	9,101	-
Other than temporary impairment of marketable securities, net (4)	1,277	8,933	1,277	11,221
Taxes on the above items (5)	(3,492)	(6,673)	(14,153)	(18,540)
Non-GAAP net income	$129,465	$105,641	$435,308	$385,956

GAAP Earnings per share (diluted)	$0.51	$0.41	$1.68	$1.50
Stock-based compensation (1)	0.04	0.04	0.15	0.15
Amortization of intangible assets (2)	0.07	0.04	0.24	0.17
Restructuring and other acquisition related costs (3)	-	-	0.04	-
Other than temporary impairment of marketable securities, net (4)	0.01	0.04	0.01	0.05
Taxes on the above items (5)	(0.02)	(0.03)	(0.07)	(0.09)
Non-GAAP Earnings per share (diluted)	$0.61	$0.50	$2.05	$1.78

Number of shares used in computing Non-GAAP earnings per share (diluted)	213,469	212,874	212,208	216,668

(1) Stock-based compensation:
Cost of products and licenses	$12	$6	$47	$48
Cost of software updates, maintenance and services	105	174	641	684
Research and development	1,878	1,372	6,649	5,037
Selling and marketing	547	993	5,032	6,855
General and administrative	5,596	5,469	18,538	19,703
	8,138	8,014	30,907	32,327

(2) Amortization of intangible assets:
Cost of products and licenses	7,723	5,800	28,224	24,554
Selling and marketing	6,283	3,093	22,429	12,428
	14,006	8,893	50,653	36,982

(3) Restructuring and other acquisition related costs	-	-	9,101	-

(4) Other than temporary impairment, net*	1,277	8,933	1,277	11,221

(5) Taxes on the above items	(3,492)	(6,673)	(14,153)	(18,540)

Total , net	$19,929	$19,167	$77,785	$61,990

* Year ended December 31, 2009 and the three months ended December 31, 2009 include a net non-cash write down of $ 1.3 million related to our marketable securities in accordance with ASC 320 (formerly SFAS 115). Year ended December 31, 2008 and the three months ended December 31, 2008 include a non cash write down of $ 11.2 million and $8.9 million respectively, of our marketable securities in accordance with ASC 320 (formerly SFAS 115).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31,	December 31,
	2009	2008
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$414,085	$543,190
Marketable securities and deposits	469,913	371,197
Trade receivables, net	283,668	251,771
Other current assets	34,544	28,372
Total current assets	1,202,210	1,194,530

Long-term assets:
Marketable securities	963,001	529,445
Property, plant and equipment, net	38,936	40,248
Severance pay fund	6,314	5,817
Deferred income taxes, net	16,307	19,003
Intangible assets, net	114,192	123,151
Goodwill	708,458	664,602
Other assets	20,176	16,820
Total long-term assets	1,867,384	1,399,086

Total assets	$3,069,594	$2,593,616

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$384,255	$289,998
Trade payables and other accrued liabilities	166,970	112,556
Total current liabilities	551,225	402,554

Long-term deferred revenues	41,005	40,799
Income tax accrual	134,949	101,230
Deferred tax liability, net	11,636	22,225
Accrued severance pay	11,061	10,943

Total liabilities	749,876	577,751

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	527,874	503,408
Treasury shares at cost	(1,199,752)	(1,105,250)
Accumulated other comprehensive income (loss)	12,555	(4,673)
Retained earnings	2,978,267	2,621,606
Total shareholders’ equity	2,319,718	2,015,865
Total liabilities and shareholders’ equity	$3,069,594	$2,593,616
Total cash and cash equivalents and marketable securities	$1,846,999	$1,443,832

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$109,536	$86,474	$357,523	$323,966
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,659	2,099	8,885	8,648
Other than temporary impairment, net	1,277	8,933	1,277	11,221
Realized loss on sale of marketable securities, net	-	-	1,896	-
Amortization of intangible assets	14,006	8,893	50,653	36,982
Stock-based compensation	8,138	8,014	30,907	32,327
Increase in trade and other receivables, net	(95,020)	(92,414)	(9,971)	(53,776)
Increase in deferred revenues, trade payables and other accrued liabilities	101,643	72,098	126,412	97,478
Excess tax benefit from stock-based compensation	(514)	(3,459)	(7,502)	(13,019)
Deferred income taxes, net	(2,657)	(1,265)	(11,386)	(13,926)
Net cash provided by operating activities	138,068	89,373	548,694	429,901

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net	(1,247)	-	(58,787)	(9,042)
Investment in property, plant and equipment	(639)	(1,363)	(4,283)	(8,301)
Net cash used in investing activities	(1,886)	(1,363)	(63,070)	(17,343)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	30,509	7,769	92,978	35,045
Purchase of treasury shares	(49,999)	(66,717)	(202,285)	(239,542)
Excess tax benefit from stock-based compensation	514	3,459	7,502	13,019
Net cash used in financing activities	(18,976)	(55,489)	(101,805)	(191,478)

Unrealized gain (loss) on marketable securities, net	(6,371)	10,067	19,348	(18,757)

Increase in cash and cash equivalents, deposits and marketable securities	110,835	42,588	403,167	202,323

Cash and cash equivalents, deposits and marketable securities at the beginning of the period	1,736,164	1,401,244	1,443,832	1,241,509
Cash and cash equivalents, deposits and marketable securities at the end of the period	$1,846,999	$1,443,832	$1,846,999	$1,443,832

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
January 28, 2010
	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer